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                             December 8, 2021

       Matthew Markin
       Chief Executive Officer
       POTASH AMERICA, INC.
       2234 North Federal Highway, Suite 2008
       Boca Raton, FL 33431

                                                        Re: POTASH AMERICA,
INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed on December
1, 2021
                                                            File No. 024-11733

       Dear Mr. Markin:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Matheau J. W. Stout,
Esq.